FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE001

September 29, 2015

Mr. Ethan Horowitz

Branch Chief

Office of Natural Resources

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N. E; Mail Stop 4628

Washington, D.C. 20549

Re:                             Jones Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 6, 2015

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Filed August 7, 2015

File No. 1-36006

Dear Mr. Horowitz:

On behalf of Jones Energy, Inc. (“Jones Energy”), this letter responds to the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comment, dated September 1, 2015, with respect to the above-referenced filings (the “Comment Letter”). For your convenience, the comments provided by the Staff have been repeated in bold type exactly as set forth in the Comment Letter and the response on behalf of the Jones Energy is set forth immediately below the text of the applicable comment.

Pursuant to the Commission’s Rule 83, 17 C.F.R. §200.83, the Company requests confidential treatment of certain portions of its response to Comment No. 5. Specifically, the Company requests that the portions of its response to Comment No. 5 that are marked by [***] be maintained in confidence, not be made part of any public record and not be disclosed to any person as such information is confidential. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that Mr. Robert J. Brooks be notified immediately of such request, so that the Company may further substantiate this request for confidential treatment under Rule 83. Mr. Brooks may be contacted at the following address and telephone number:

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE002

Robert J. Brooks

Executive Vice President and Chief Financial Officer

Jones Energy, Inc.

807 Las Cimas Parkway, Suite 350

Austin, Texas 78746

Telephone: (512) 493-4899

The Company has delivered an unredacted version of this letter to the Staff.

Form 10-K for Fiscal Year Ended December 31, 2014

Our Operations, page 9

Arkoma Basin, page 11

1.              We note that you have not budgeted any 2015 capital expenditures in the Arkoma basin. Please quantify the proved undeveloped reserves (“PUDs”) you hold in the Arkoma basin and tell us how your decision not to finance the development of these PUDs in the current year will impact your ability to convert them in a timely manner. In addition, tell us whether you expect to extend leases for undeveloped acreage scheduled to expire in 2015.

Response:

At December 31, 2014, the Company had a total of 518 gross identified drilling locations of PUD reserves that are scheduled to be developed over the next five years. Of the total gross identified drilling locations classified as PUD reserves, 420 gross identified drilling locations are in the Anadarko basin and 98 gross identified drilling locations are in the Arkoma basin.

Based on our planned future drilling pace and capital spending to develop PUDs, all of the gross PUD locations in the Arkoma are currently scheduled to be developed by December 31, 2018. As a result, our decision to not finance development in the Arkoma during 2015 has not impacted our ability to convert them within five years. If it is later determined that some of the Arkoma PUD locations will not be drilled within the five year period specified by Regulation S-X, the reserves associated with such PUD locations will be removed.

As of September 29, 2015, leases relating to nine PUD locations which were included in the count reported in our Annual Report on Form 10-K for the year ended December 31, 2014 have expired. No further undeveloped leases are scheduled to expire in 2015. In regard to future lease expirations, it should be noted that 38 gross PUD locations in the Arkoma basin are available through our farm-out agreement with Vanguard Natural Resources. As of December 31, 2014, we had drilled five of the eight wells required to earn all the remaining acreage available under the Vanguard agreement. Consistent with the discussion of our capital expenditures budget disclosed in our Annual Report on Form 10-K for the year ended December 31, 2014, we do not plan to drill wells in the Arkoma during 2015. As disclosed on pages 4 and 12 of our Annual Report on Form 10-K for the year ended December 31, 2014, the 38 PUD locations to be earned under the Vanguard agreement will be forfeited unless drilling of another three wells has begun by April 2016.

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE003

Notes to the Consolidated Financial Statements

Note 14 — Subsidiary Guarantors, page F-35

2.              We note that Jones Energy Holdings, LLC (“JEH”) and Jones Energy Finance Corp issued senior notes in April 2014 that are guaranteed by all of JEH’s subsidiaries except Jones Energy Finance Corp. These guarantees are described in your Form 10-K as full and unconditional and joint and several. Please revise to disclose any qualifications to the subsidiary guarantees (i.e., release provisions). With your response, tell us the section of Rule 3-10 of Regulation S-X on which you are relying for the presentation of condensed consolidating financial information.

Response:

We acknowledge the Staff’s comment and respectfully submit that we considered the guidance set forth in SEC Release Nos. 33-7878; 34-43124, Financial Statements and Periodic Reports For Related Issuers and Guarantors, including Section III.A.1.b thereof regarding the meaning of “full and unconditional.” In addition, we considered the guidance of the Staff in Section 2510.5 of the Division of Corporation Finance Financial Reporting Manual (“FRM”), which states that issuers may continue to rely on Rule 3-10 when the release provisions of such guarantees are limited to customary circumstances described in Section 2510.5 of the FRM, provided the other requirements of Rule 3-10 are met. We believe the automatic release provisions in our indentures that govern our 2022 Notes, as well as the 2023 Notes issued on February 23, 2015 following our Annual Report on Form 10-K for the year ended December 31, 2014 to which this comment relates, fall within the customary circumstances under which a guarantee may be released and do not impact the “full and unconditional” nature of the guarantees.

In future filings, we will modify the language describing the guarantees of our 2022 and 2023 Notes to discuss the automatic release provisions in the guaranties. For the Company’s 2015 Form 10-K, such modified disclosure would read as set forth below:

“The 2022 Notes and the 2023 Notes are guaranteed on a senior unsecured basis by the Company and by all of JEH’s current subsidiaries (except Jones Energy Finance Corp. and two immaterial subsidiaries) and certain future subsidiaries, including any future subsidiaries that guarantee any indebtedness under the Company’s Revolver. Each subsidiary guarantor is 100% owned by JEH, and all guarantees are full and unconditional, subject to customary exceptions pursuant to the indentures governing our 2022 and 2023 Notes, as discussed below, and joint and several with all other subsidiary guarantees and the parent guarantee. Any subsidiaries of JEH other than the subsidiary guarantors and Jones Energy Finance Corp. are immaterial.

Guarantees of the 2022 Notes and 2023 Notes will be released under certain circumstances, including (i) in connection with any sale or other disposition of (a) all or substantially all of the properties or assets of a guarantor (including by way of merger or consolidation) or (b) all of the capital stock of such guarantor, in each case, to a person that is not the Company or a restricted subsidiary of the Company (ii) if the Company designates any restricted subsidiary that is a guarantor as an unrestricted subsidiary, (iii) upon legal defeasance, covenant defeasance or satisfaction and discharge of the applicable indenture, or (iv) at such time as such guarantor ceases to guarantee any other indebtedness of the Company or any other guarantor.”

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE004

Further, we advise the Staff that we are relying on Regulation S-X Rule 3-10(d) for the presentation of condensed, consolidating financial information, together with the Staff’s response by letter dated November 26, 2013 (the “Staff Response”) to our letter dated November 7, 2013 requesting relief from the requirement in Rule 3-10(f) that each subsidiary issuer be 100% owned (the “Request Letter”). As stipulated in the Staff Response, the notes to the Company’s financial statements clearly disclose all the relevant terms outlined in our Request Letter that irrevocably give the Company full voting and operational, management and administrative control over JEH.

Supplemental Information on Oil and Gas Producing Activities, page F-43

Reserves, page F-43

3.              Please revise your disclosure to provide an explanation for all significant changes in your proved reserve quantities. Specifically, it does not appear that you have explained the changes in your reserves resulting from extensions and discoveries or purchases of minerals in place. Refer to FASB ASC 932-235-50-5.

Response:

The Company acknowledges the Staff’s comment and will revise its disclosure in future filings on Form 10-K to provide a narrative explanation of any significant changes in our reserves resulting from extensions and discoveries or purchases of minerals in place, similar to the explanation provided below had such disclosure been included in the Form 10-K for the year ended December 31, 2014:

“For the year ended December 31, 2014, the Company added 27,844 MBoe through extensions, which represent the conversion of unproved reserves to proved reserves as a result of our continued drilling activity throughout the year. There were no discoveries of proved reserves.

The Company’s estimated proved reserves were reduced by current year production of 8,474 MBoe.

No sales of minerals in place occurred during the year ended December 31, 2014.

For the year ended December 31, 2014, the Company added 10,077 MBoe through the purchases of minerals in place. Purchases were primarily related to leasing in the Anadarko basin with associated Cleveland proved reserves.

For the year ended December 31, 2014, the Company had net negative revisions of 3,226 MBoe, of which 3,534 MBoe was related to production performance in the Woodford basin. The remaining net positive revisions of 308 MBoe were primarily related to production performance in the Cleveland basin.”

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE005

Form 10-Q for Fiscal Quarter Ended June 30, 2015

Notes to the Consolidated Financial Statements

Note 3 — Fair Value Measurement, page 9

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis, page 11

4.              We note that you assessed your proved and unproved oil and gas properties for impairment as of June 30, 2015 and no impairment charges were recorded. However, you state that a period of sustained low commodity prices could result in a significant impairment charge in future periods. Expand your disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional disclosure regarding the reasonably possible impacts of low commodity prices. As part of your revised disclosure, quantify the impact to the carrying value of your proved and unproved oil and gas properties and your proved reserves based on potential scenarios deemed reasonably likely to occur by management. Note that quantitative disclosure of the material effects of known material trends and uncertainties should be considered and may be required if quantitative information is reasonably available. Refer to Item 303(a) of Regulation S-K and, for additional guidance, section III.B.3. of SEC Release No. 33-8350.

Response:

We acknowledge the Staff’s comment and note that, as disclosed in our Quarterly Report on Form 10-Q for the Fiscal Quarter Ended June 30, 2015, the magnitude of the decline in commodity prices, as they related to our reserve values as of June 30, 2015, did not rise to a level that resulted in a change to the carrying value of our proved and unproved oil and gas properties.  Based on the then-current commodity prices, the carrying value of our proved and unproved oil and gas properties remained unchanged.  Please refer to our response to Comment 5 below for further details regarding the assumptions utilized in performing our impairment assessment on a quarterly basis.

When we create our budgets and development plans, we look at ranges of a number of variables because we don’t know what the future will hold, which combination of variables will occur, or how variables will affect one another.  Further, we do not forecast the impact on the carrying value of our oil and gas properties or our proved reserves, as these do not impact how we manage our business. We believe that creating potential scenarios to calculate a hypothetical impact on the carrying value of oil and gas properties or proved reserves is speculative and potentially misleading. As noted below, there are a number of variables in addition to commodity prices that are taken into consideration when we perform an impairment test, including projected well production profiles, drilling and completion cost estimates and lease operating cost estimates. We forecast these variables at the time we conduct our impairment test, but are unable to make reasonable estimates of these variables at a future date in time.

The quarterly impairment assessment reflects our analysis of proved reserves on an interim basis, but by no means does it encompass a formal, thorough re-evaluation of all categories of reserves or of individual locations. We formally reassess Proved and Unproved Reserves only once a year at December 31st. There are many factors affecting the Reserve Report: commodity prices, updated field development plan, cost of materials and supplies, cost of labor and oilfield

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE006

services, expected production rates, technological changes, costs/availability of capital, etc. These assumptions are reviewed and certified by our third-party reserve engineers. In preparing our quarterly impairment assessment, we update relevant variables within our reserve database as needed to reflect new information and results of operations in the intervening period, however, this update is not as thorough as the review at year-end and is not certified by our third-party engineers. These updated variables include our best estimate of known trends, however, it should be noted that actual outcomes may differ materially from our estimates.

To effect this, we will include in our next Quarterly Report on Form 10-Q additional disclosure comparing our year-end proved reserve volumes to such volumes if valued using applicable first-day-of-the-month prices for the trailing 12-month period ended September 30, 2015. The following is an example of disclosure that we propose to include in our Quarterly Report on Form 10-Q for the Fiscal Quarter Ended September 30, 2015:

“The recent volatility in oil and natural gas prices increases the uncertainty as to the impact of commodity prices on our estimated proved reserves. Although we are unable to predict future commodity prices, a prolonged period of depressed commodity prices may have a significant impact on the volumetric quantities of our proved reserves. The impact of commodity prices on our estimated proved reserves can be illustrated as follows: if the prices used for our December 31, 2014 reserve report had been replaced with the unweighted arithmetic average of the first-day-of-the-month prices for the applicable commodity for the trailing 12-month period ended September 30, 2015 (without regard to our commodity derivative positions and without assuming any change in development plans, costs, or other variables), then estimated proved reserves volumes as of December 31, 2014 would have decreased by approximately   %. The use of this pricing example is for illustration purposes only, and does not indicate management’s view on future commodity prices, costs or other variables, or represent a forecast or estimate of the actual amount by which our proved reserves may fluctuate when a full assessment of our reserves is completed as of December 31, 2015.”

5.              Disclosure on page 34 of your Form 10-Q states that the undiscounted cash flows of your proved properties were greater than the carrying cost of those properties at June 30, 2015, but the difference has narrowed significantly since 2014. Please revise to provide expanded disclosure addressing the following:

•                  State the percentage by which the undiscounted cash flows exceeded the carrying value of your oil and gas properties;

•                  Describe how the key assumptions used to determine the undiscounted cash flows changed from December 31, 2014 to June 30, 2015;

•                  Discuss the degree of uncertainty associated with these key assumptions; and

•                  Identify potential events and/or changes in circumstances that could reasonably be expected to negatively affect these key assumptions.

Response:

We acknowledge the Staff’s comment to provide expanded disclosure regarding the Company’s impairment assessment and the key assumptions utilized.

The undiscounted cash flows of our proved properties exceeded the carrying value of those properties at June 30, 2015 by approximately [***]%.

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE007

The Company believes that disclosure of this quantitative measure would not provide any useful information to investors and, in fact, this measure could be misleading because it may inappropriately imply that such excess equates to fair value. Further, there is little comparable data publicly available, and the inclusion of this quantitative measure is subject to misinterpretation by the investing public.

In reviewing its oil and gas properties for impairment as of June 30, 2015, the Company began with its Proved Reserve Report prepared as of year-end December 31, 2014. The reserves data base was updated for new wells and production results during the first half of 2015, as well as proposed reserve reclassifications and revised production profiles indicated by the updated data. During the first half of the year, the Company did not consummate any material acquisitions or divestitures and did not purchase a material amount of leases. Additionally, management evaluated the embedded assumptions within the base case to determine whether they should be updated based on trends or results observed during the first six months of 2015.  Some of the specific data input revisions utilized in the June 30, 2015 assessment, as compared to the Proved Reserve Report prepared as of year-end December 31, 2014, included: commodity price reductions, operating cost reductions, revised production type curves and projected well production profiles, among others.  Management believes that the inputs in the updated reserve analysis are indicative of the current market and industry trends, are supported by internal results, and will be incorporated in the Company’s next annual reserve report, subject to review and agreement by the Company’s third-party reserve engineers.

In future annual filings we will expand such disclosure to clarify the degree of uncertainty associated with our key assumptions regarding impairment as follows:

“Periodic revisions to the estimated reserves and related future cash flows may be necessary as a result of a number of factors, including changes in oil and natural gas prices, reservoir performance, new drilling, new leasing, purchases and sales of leases, drilling and operating cost changes, technological advances, new geological or geophysical data or other economic factors. As all of these factors are inherently estimates and inter-dependent, the actual results are highly uncertain and subject to potentially significant revisions. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. We cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly affect future amortization of capitalized costs and result in an impairment of assets that may be material.”

With respect to the Staff’s request to identify and disclose potential events and/or changes in circumstances that could reasonably be expected to negatively affect our key assumptions regarding impairment, we refer to certain disclosures in Item 1A. Risk Factors of our Annual 2014 Report, which begin on page 30.  Some of those risk factors include:

1.              “Our estimated oil, natural gas and NGLs reserve quantities and future production rates are based on many assumptions that may prove to be inaccurate. Any significant inaccuracies in these reserve estimates or the underlying assumptions will materially affect the quantities and present value of our reserves.” — page 37

2.              “A substantial or extended decline in oil, natural gas or NGL prices may adversely affect our business, financial condition or results of operations and our ability to meet

FOIA Confidential Treatment Requested

Pursuant to Rule 83

by Jones Energy, Inc.

JONE008

our capital expenditure obligations and financial commitments.” — page 30. We note that this is an industry wide uncertainty and believe it is a widely understood by users of the financial statements.

3.              “Drilling for and producing oil, natural gas and NGLs are high risk activities with many uncertainties that could adversely affect our business, financial condition or results of operations.” — page 31

4.              “Our business requires substantial capital expenditures, and we may be unable to obtain needed capital or financing on satisfactory terms or at all.” — page 33

5.              “The development of our proved undeveloped reserves in our areas of operation may take longer and may require higher levels of capital expenditures than we currently anticipate. Therefore, our undeveloped reserves may not be ultimately developed or produced.” — page 34

6.              “Our identified drilling locations are scheduled to be drilled over many years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling, which in certain instances could prevent or delay associated expected production. In addition, we may not be able to raise the amount of capital that would be necessary to drill a substantial portion of our identified drilling locations.” — page 36

The Company believes that it has adequately disclosed the above considerations throughout the Annual 2014 Report on Form 10-K, as well as the subsequently filed Quarterly Reports on Form 10-Q.

Jones Energy hereby acknowledges that:

• should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• it may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please contact the undersigned at (512) 493-4899.

Sincerely,

/s/ Robert J. Brooks

Robert J. Brooks
Chief Financial Officer